UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



                       For the date of 20 February, 2008

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)



HIGHLIGHTS - AIB GROUP ANNUAL RESULTS 2007



Basic earnings per share                                 EUR 218.0c
less profit on disposal/development of property(1)       EUR (12.1c)
adjust for hedge volatility(2)                           EUR       -
Adjusted basic earnings per share                        EUR 205.9c up 13%(3)



                   Divisional operating profit performance(4)

                             - AIB Bank ROI up 14%

                            - Capital Markets up 6%

                              - AIB Bank UK up 20%

                                - Poland up 29%

                         - M&T US$ contribution down 7%



                              Income/cost gap +3%

                      Cost income ratio down 1.7% to 51.8%

            Bad debt provision charge 0.09%, down from 0.12% in 2006

                             Return on equity 21.8%

                           Tier 1 capital ratio 7.5%

                      Total dividend of EUR 79.0c, up 10%



AIB Group Chief Executive Eugene Sheehy said:



'AIB delivered a strong performance in 2007, despite adverse changes in worldwide banking. This performance reflects the hard work, commitment and loyalty of our people. We are serving a growing number of customers in our high quality domestic and international franchises. The broad base and resilience of our business is a hallmark of AIB which positions us to deliver profitable growth in the more challenging operating environment for 2008'.


(1) Includes construction contract income (EUR 48 million after tax) and profit on sale of 22 branches in the Republic of Ireland
(EUR 58 million after tax).

(2) The impact of hedge volatility (hedging ineffectiveness and derivative volatility) was negligible in 2007.

(3) A 13% increase compared with EUR 182.8c for the year to December 2006 (see note 15 of this release).

(4) Operating profit excludes profit from disposal of property/businesses, construction contract income and associated undertakings. The percentage increase excludes the impact of exchange rate movements on the translation of foreign locations' profit.


Allied Irish Banks, p.l.c.



Dividend



The Board is recommending a final dividend of EUR 51.2c per share payable on 23 April 2008 to shareholders on the Company's register of members at the close of business on 29 February 2008. The final dividend, together with the interim dividend of EUR 27.8c per share, amounts to a total dividend of EUR 79.0c per share, an increase of 10% on 2006.





For further information please contact:

John O'Donnell               Alan Kelly                          Catherine Burke
Group Finance Director       General Manager, Group Finance      Head of Group Corporate Relations
Bankcentre                   Bankcentre                          Bankcentre
Dublin                       Dublin                              Dublin
353-1-660-0311               353-1-660-0311                      353-1-660-0311
Ext. 14412                   Ext. 12162                          Ext. 13894

                           Forward-looking statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit and other risks of lending and investment activities, competitive and regulatory factors and technology change. Any 'forward-looking' statements made by or on behalf of the Group speak only as of the date they are made.



Financial highlights

for the year ended 31 December 2007

                                                                          31 December      31 December
                                                                                 2007             2006
                                                                                 EURm             EURm
Results
Total operating income                                                          4,868            4,326
Operating profit                                                                2,248            1,908
Profit before taxation - continuing operations                                  2,508            2,615
Profit attributable to equity holders of the parent                             1,949            2,185
Per EUR 0.32 ordinary share
Earnings - basic (note 14(a))                                                  218.0c           246.8c
Earnings - diluted (note 14(b))                                                216.4c           244.6c
Dividend                                                                        79.0c            71.8c
Dividend payout                                                                   36%              29%
Net assets                                                                  EUR 10.61         EUR 9.28
Performance measures
Return on average total assets                                                  1.21%            1.63%
Return on average ordinary shareholders' equity                                 21.8%            29.0%
Balance sheet
Total assets                                                                  177,862          158,526
Ordinary shareholders' equity                                                   9,330            8,108
Loans and receivables to banks and customers                                  137,068          120,015
Deposits(1)                                                                   153,563          136,839
Capital ratios(2)
Tier 1 capital                                                                   7.5%             8.2%
Total capital                                                                   10.1%            11.1%


(1) Deposits by banks, customer accounts and debt securities in issue.

(2) The final dividend of EUR 451m has been taken into account in the calculation of the Tier 1 and Total capital ratios. The Financial Regulator issued a requirement that a Prudential Filter be applied to proposed final dividends with effect from July 2007. If applied at 31 December 2006, the Tier 1 and Total capital ratios would be 7.9% and 10.8% respectively.





                                                      Allied Irish Banks, p.l.c.
                                                            Group Headquarters &
                                                               Registered Office
                                                         Bankcentre, Ballsbridge
                                                               Dublin 4, Ireland
                                                          Telephone (01) 6600311
                                                         Registered number 24173


Consolidated income statement
for the year ended 31 December 2007

                                                                                        2007             2006
                                                                         Notes          EURm             EURm
Interest and similar income                                                  3         9,340            6,928
Interest expense and similar charges                                         4         5,922            3,929

Net interest income                                                                    3,418            2,999
Dividend income                                                              5            31               23
Fee and commission income                                                    6         1,453            1,235
Fee and commission expense                                                   6         (197)            (161)
Net trading income                                                           7            74              173
Other operating income                                                       8            89               57
Other income                                                                           1,450            1,327

Total operating income                                                                 4,868            4,326
Administrative expenses                                                      9         2,376            2,174
Amortisation of intangible assets                                                         60               53
Depreciation of property, plant and equipment                                             85               87
Total operating expenses                                                               2,521            2,314

Operating profit before provisions                                                     2,347            2,012
Provisions for impairment of loans and receivables                         106           106              118
Provisions for liabilities and commitments                                               (8)             (15)
Amounts written off financial investments available for                                    1                1
sale

Operating profit                                                                       2,248            1,908
Associated undertakings                                                                  128              167
Profit on disposal of property                                              10            76              365
Construction contract income                                                11            55               96
Profit on disposal of businesses                                            12             1               79

Profit before taxation - continuing operations                                         2,508            2,615
Income tax expense - continuing operations                                  13           442              433

Profit after taxation - continuing operations                                          2,066            2,182
Discontinued operation, net of taxation                                      1             -              116

Profit for the period                                                                  2,066            2,298
Attributable to:
   Equity holders of the parent                                                        1,949            2,185
   Minority interests in subsidiaries                                                    117              113
                                                                                       2,066            2,298
Basic earnings per share - continuing operations                         14(c)        218.0c           233.5c
Basic earnings per share - discontinued operations                                         -            13.3c

Total                                                                    14(a)        218.0c           246.8c

Diluted earnings per share - continuing operations                       14(d)        216.4c           231.4c
Diluted earnings per share - discontinued operations                                       -            13.2c

Total                                                                    14(b)        216.4c           244.6c




Consolidated balance sheet
as at 31 December 2007
                                                                                31 December      31 December
                                                                                       2007             2006
                                                                                       EURm             EURm
Assets
Cash and balances at central banks                                                    1,264              989
Treasury bills and other eligible bills                                                  15              196
Items in course of collection                                                           383              527
Trading portfolio financial assets                                         16         8,256            8,953
Derivative financial instruments                                           22         4,557            2,890
Loans and receivables to banks                                                        9,465           12,900
Loans and receivables to customers                                         17       127,603          107,115
Financial investments available for sale                                   19        20,969           19,665
Interests in associated undertakings                                                  1,682            1,792
Intangible assets and goodwill                                                          636              550
Property, plant and equipment                                                           608              593
Other assets                                                                            786            1,117
Current taxation                                                                          2               17
Deferred taxation                                                                       254              256
Prepayments and accrued income                                                        1,143              927
Disposal group and assets classified as held for sale                                   239               39

Total assets                                                                        177,862          158,526

Liabilities
Deposits by banks                                                                    30,389           33,433
Customer accounts                                                          20        81,308           74,875
Trading portfolio financial liabilities                                                 194              191
Derivative financial instruments                                           22         4,142            2,531
Debt securities in issue                                                             41,866           28,531
Current taxation                                                                        181              112
Deferred taxation                                                                        60                -
Other liabilities                                                                     1,473            1,757
Accruals and deferred income                                                          1,808            1,410
Retirement benefit liabilities                                                          423              937
Provisions for liabilities and commitments                                               74               93
Subordinated liabilities and other capital instruments                                4,605            4,744
Disposal group classified as held for sale                                              161                -

Total liabilities                                                                   166,684          148,614

Shareholders' equity
Share capital                                                                           294              294
Share premium                                                                         1,693            1,693
Other equity interests                                                                  497              497
Reserves                                                                                327              543
Profit and loss account                                                               7,016            5,578
Shareholders' equity                                                                  9,827            8,605
Minority interests in subsidiaries                                                    1,351            1,307

Total shareholders' equity including minority interests                              11,178            9,912

Total liabilities, shareholders' equity and minority interests                      177,862          158,526



Condensed statement of cash flows
for the year ended 31 December 2007




Consolidated statement of cash flows                                         31 December          31 December
                                                                                    2007                 2006
                                                                                    EURm                 EURm
Net cash flows from operating activities                                             622                8,645
Investing activities

Net increase in financial investments available for sale                         (3,331)              (2,477)
Additions to property, plant and equipment                                         (128)                (144)
Disposal of property, plant and equipment                                            105                  489
Additions to intangible assets                                                     (138)                 (87)
Disposal of investment in associated undertaking                                       5                    -
Disposal of investment in subsidiaries and businesses                                  1                  268
Dividends received from associated undertakings                                       56                   44

Cash flows from investing activities                                             (3,430)              (1,907)

Financing activities                                                                                       48

Re-issue of treasury shares                                                           49                    -
Issue of subordinated liabilities                                                    128                1,008
Issue of perpetual preferred securities                                                -                (196)
Interest paid on subordinated liabilities                                          (254)                (587)
Equity dividends paid on ordinary shares                                           (651)                 (38)
Dividends on other equity interests                                                 (38)                 (82)
Dividends paid to minority interests                                                (82)

Cash flows from financing activities                                               (848)                  153

Net (decrease)/increase in cash and cash equivalents                             (3,656)                6,891

Analysis of changes in cash                                                       14,355                7,670
At 1 January                                                                     (3,656)                6,891
Net cash flow before the effect of exchange translation                            (272)                (206)
adjustments Effect of exchange translation adjustments
At 31 December                                                                    10,427               14,355




Consolidated statement of recognised income and expense




                                                                                   2007        2006
                                                                                   EURm        EURm
Foreign exchange translation differences                                          (290)       (149)
Net change in cash flow hedges, net of tax                                         (37)       (283)
Net change in fair value of available for sale securities, net of                 (191)        (13)
tax
Net actuarial gains in retirement benefit schemes, net of tax                       393         200
Net other losses relating to the period                                            (22)        (47)

Income and expense recognised                                                     (147)       (292)
Profit for the period                                                             2,066       2,298

Total recognised income and expense for the period                                1,919       2,006

Attributable to:
     Equity holders of the parent                                                 1,793       1,859
     Minority interests in subsidiaries                                             126         147


Total recognised income and expense for the period                                1,919       2,006



Condensed consolidated reconciliation of movements in shareholders' equity




                                                                                   2007        2006
                                                                                   EURm        EURm
Profit attributable to equity holders of the parent                               1,949       2,185

Dividends on ordinary shares                                                      (651)       (587)
Dividends on other equity interests                                                (38)        (38)
Share based payments                                                                 25          30
Actuarial gains recognised in retirement benefit schemes                            393         200
Other recognised losses relating to the period                                    (527)       (471)
Other recognised losses in associated undertakings                                 (22)        (47)
Ordinary shares reissued                                                             83          87
Net movement in own shares                                                           10          77

Net additions to shareholders' equity                                             1,222       1,436
Opening shareholders' equity                                                      8,605       7,169

Closing shareholders' equity                                                      9,827       8,605

Shareholders' equity:
     Ordinary shareholders' equity                                                9,330       8,108
     Other equity interests                                                         497         497
                                                                                  9,827       8,605

Commentary on results



Earnings per share

The table below shows the basic earnings per share excluding profit on disposal/ development of property(1), profit on disposal of businesses(2) and adjusting for hedge volatility(3).




Earnings per share                                                      Year            Year     % change
                                                                                              2007 v 2006
                                                                        2007            2006
Basic - continuing operations                                         218.0c          233.5c           -7
Basic - discontinued operations                                            -           13.3c            -

Basic - total                                                         218.0c          246.8c          -12
less profit on disposal/development of property(1)                   (12.1c)         (42.8c)            -
less profit on disposal of businesses(2)                                   -         (21.7c)            -
adjust for hedge volatility(3)                                             -            0.5c            -

Adjusted basic earnings per share                                     205.9c          182.8c           13


Rates of exchange

A significant proportion of the Group's earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In 2007, the US dollar and Polish zloty effective rates weakened relative to the euro by 8% and 1% respectively and sterling strengthened relative to the euro by 1%, compared with the year to December
2006.



The following table shows the average accounting rates and average effective rates for both periods. The average effective rates include the impact of currency hedging activities.




                                                 Average          Average          Average      Average
                                        accounting rates accounting rates  effective rates    effective
                                                                                                  rates
                                                    2007             2006             2007         2006

US dollar                                           1.37             1.26             1.32         1.21
Sterling                                            0.69             0.68             0.68         0.69
Polish zloty                                        3.78             3.90             3.88         3.85


(1) 2007 includes construction contract income (EUR48 million after tax) and profit on sale of 22 branches in the Republic of Ireland (EUR58 million after tax). 2006 includes construction contract income (EUR82 million after tax) and profit on disposal of property (EUR290 million after tax).

(2) Profit on disposal of Ark Life discontinued operation (EUR112 million after tax), profit from the sale of 50% of AIB/BNY Securities Services (Ireland) Limited to the Bank of New York Company (EUR51 million after tax) and the transfer of the management of certain investment contracts to Aviva as part of the disposal of Ark Life (EUR26 million after tax).

(3) Hedge volatility (hedging ineffectiveness and derivative volatility) had a negligible impact in 2007. The 2006 impact was a decrease of EUR4 million to profit before taxation for the year (EUR4 million after tax).




Commentary on results



Basis of presentation



Underlying percentage change The growth percentages are shown on an underlying basis, i.e. adjusted for the impact of exchange rate movements on the translation of foreign locations' profit and excluding hedge volatility (hedging ineffectiveness and derivative volatility).



                   Strong growth in operating income, up 12%



Total operating income

Total income increased by 12% to EUR4, 868 million.

                                                                 Year            Year      Underlying
                                                                 2007            2006        % change
Total operating income                                           EURm            EURm     2007 v 2006
Net interest income                                             3,418           2,999              14
Other income                                                    1,450           1,327               9
Total operating income                                          4,868           4,326              12




Commentary on results



Net interest income

Net interest income increased by 14% to EUR3,418 million in the year to December
2007. The key drivers were strong loan growth in the Republic of Ireland and strong loan and deposit growth in the UK, Poland and Corporate Banking. Loans to customers increased by 23% and customer accounts increased by 12% on a constant currency basis since 31 December 2006 (details of loan and deposit growth by division are contained on page 14 of this release).




Average interest earning assets                                       Year         Year           %

                                                                      2007         2006   change(1)
                                                                                        2007 v 2006
                                                                      EURm         EURm
Average interest earning assets                                    159,570      132,542          20
(1) This particular analysis is not adjusted for the impact of exchange rate movements.




                                                                        Year         Year       Basis
                                                                        2007         2006       point
Net interest margin                                                        %            %      change
Group net interest margin                                               2.14         2.26         -12


The domestic and foreign margins for 2007 are reported on page 38 of this release.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 2.14%, a decrease of 12 basis points compared with 2006. The margin reduction was due to a combination of the following factors:

(a) customer loans increasing at a faster rate than customer deposits.

(b) a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans and prime rate advances on the lending side and term deposits and other lower margin products on the deposit side.

(c) competitive pressures on loan and deposit pricing.

(d) higher funding costs experienced in the period.

The margin reduction continues to be impacted by average customer loans increasing at a greater rate than average customer deposits compared with 2006. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average interest earning assets.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins. The Group's new business lending continued to meet targeted return on capital hurdles.

Both loan and deposit margins were broadly stable while higher funding costs had a 1 basis point impact on the overall margin. The reinvestment of customer account funds had a close to neutral effect on the net interest margin in 2007.


Commentary on results



                      Banking fees and commissions up 12%

              Investment banking and asset management fees up 33%

              Trading income affected by global market dislocation



Other income

Other income was up 9% to EUR 1,450 million since the year to December 2006.

                                                             Year                 Year        Underlying
                                                             2007            June 2006          % change
Other income                                                 EURm                 EURm       2007 v 2006
Dividend income                                                31                   23                32
Banking fees and commissions                                1,029                  921                12
Investment banking and asset management                       424                  314                33
fees
Fee and commission income                                   1,453                1,235                17
Fee and commission expense                                  (197)                (161)                21
Trading income                                                 62                  167               -64
Currency hedging profits                                       12                   10                 -
Hedge volatility                                                -                  (4)                 -
Net trading income                                             74                  173               -64
Other operating income                                         89                   57                55
Total other income                                          1,450                1,327                 9




Other income growth of 9% was resilient in the face of turbulent market conditions in the second half-year.

Dividend income increased by 32% mainly reflecting growth in dividends from investments held by the Polish business.

Total fee and commission income increased by 17%, with banking fees and commissions up 12% and investment banking and asset management fees up 33%. The 12% increase in banking fees and commissions reflects increased business and transaction volumes in AIB Bank Republic of Ireland and Corporate Banking and good growth in credit card revenue in Ireland.

Investment banking and asset management fees increased by 33% driven by particularly strong performances in Asset Management in Poland and BZWBK's brokerage operation and very good growth in Goodbody Stockbrokers.

Trading income was affected by global market dislocation effects. Asset value writedowns in markets have been indiscriminate with current mark to market values less than their par values. Where assets are deemed or classified as trading, the accounting convention is to fair value these assets, using bid prices, through other income in the income statement. The market dislocation particularly impacted the traded credit portfolio in Global Treasury with writedowns of EUR 92 million recorded in the second half of 2007. Also reflected in trading income is a mark to model charge to income of EUR 25 million (US$ 35 million) in relation to positions held in subprime (portfolio US$ 483 million/ EUR328 million), a further EUR 11 million in relation to Collaterised Debt Obligation ('CDO') / Collaterised Loan Obligation ('CLO') exposures and EUR 3 million for other asset backed securities (EUR 39 million for the total structured securities portfolio) which by their nature require writedowns in value to be reflected through fair value to other income in the income statement rather than by provisioning. In summary, values ascribed to the structured securities (EUR 39 million charge to income) and trading portfolios (EUR 92 million writedown in the second half of 2007) have resulted in a mark to model/ market reduction for 2007 of EUR 131 million. Trading income excludes interest payable and receivable arising from trading activities, which is included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are largely in Global Treasury. Interest income in Global Treasury increased slightly compared with 2006.

The increase in other operating income mainly relates to a EUR 40 million profit on the sale of a trade investment in Investment Banking.

Other income as a percentage of total income was 29.8% compared with 30.7% for 2006.


Commentary on results



       Higher productivity - cost income ratio decreases by 1.7% to 51.8%

                              Income/cost gap +3%

             Significant progress with our single enterprise agenda

              Completion of preparation for regulatory programmes



Total operating expenses

Operating expenses increased by 9% compared with 2006.

                                                                       Year            Year      Underlying
Operating expenses                                                     2007            2006       %  change
                                                                       EURm            EURm     2007 v 2006
Personnel expenses                                                    1,615           1,502               8
General and administrative expenses                                     761             672              13
Depreciation(1)/amortisation(2)                                         145             140               3
Total operating expenses                                              2,521           2,314               9


Operating expenses increased by 9% reflecting increases in business activity and volumes. The increase in costs reflects normal inflationary increases and continuing investment in various programmes to develop capabilities to benefit from the ongoing business opportunities and to position the business for long-term growth and development. This has included investment in people, locations and the continuation of our programme to build common operating systems in line with our single enterprise agenda.

Significant progress has been made on our single enterprise approach to operations and technology and we have reached a point at which the level of further investment spending will moderate. The Group has addressed major regulatory changes (including Sarbanes Oxley and Basel II) and the completion of the preparation for these regulatory changes will slow the rate of future cost growth. Cost growth decelerated in the second half-year due to the non recurrence of the step up in regulatory driven and performance related remuneration costs incurred in the second half of 2006.

Personnel expenses were up 8% due to the introduction of new salary structures, normal wage increases and investment in developing our operating systems.

General and administrative expenses were up 13% including costs associated with preparation for AIB's Basel II application to the Financial Regulator, costs relating to the building of common operating systems, rental costs arising from the sale and leaseback arrangements for the Bankcentre and branch network (22 branches sold in 2007, 11 sold in 2006) and normal inflationary increases. Depreciation/amortisation increased by 3%.

Productivity improved with the cost income ratio reducing by 1.7% to 51.8% from 53.5% in 2006.



(1) Depreciation of property, plant and equipment.

(2) Amortisation of intangible assets.




Commentary on results



    Provision charge lower at 9 basis points reflecting strong asset quality

          Reduction in impaired loans as a percentage of loans to 0.8%



Provisions

Total provisions were EUR 99 million, down from EUR104 million in 2006.

                                                                                       Year            Year
                                                                                       2007            2006
Provisions                                                                             EURm        EUR EURm
Provisions for impairment of loans and receivables                                      106            1118
Provisions for liabilities and commitments                                              (8)            (15)
Amounts written off financial investments available                                       1               1
for sale
Total provisions                                                                         99             104




                                     31 December 2007         As a % of    31 December 2006       As a % of
                                             impaired          loans at            impaired        loans at
                                                loans       31 December               loans     31 December
Impaired loans by division                       EURm              2007                EURm            2006
AIB Bank ROI                                      511               0.7                 366             0.6
Capital Markets                                    77               0.3                 130             0.6
AIB Bank UK                                       274               1.1                 205             0.9
Poland                                            187               2.8                 232             4.9
AIB Group                                       1,049               0.8                 933             0.9


The provision for impairment of loans and receivables was EUR 106 million compared with EUR 118 million in 2006, representing a charge of 0.09% of average loans compared with 0.12% in 2006. The lower charge reflects strong asset quality and good recoveries. Impaired loans as a percentage of total customer loans decreased from 0.9% at 31 December 2006 to 0.8% at 31 December 2007 with the total provision coverage for impaired loans at 71% compared with 76% in 2006.

In AIB Bank Republic of Ireland asset quality continues to be strong. Impaired loans as a percentage of total customer loans were 0.7% at 31 December 2007 compared with 0.6% in 2006. The provision charge was 0.16% of average loans compared with 0.15% in 2006.

In Capital Markets there were net provision recoveries of EUR 18 million during 2007, compared with credit provisions of EUR 5 million in 2006. The provision recoveries equated to 0.08% of average loans compared with a provision charge of 0.02% in 2006. The recoveries during the first half of the year reflected the benign credit environment and strong liquidity in the corporate market in the early part of 2007. Impaired loans reduced to 0.3% from 0.6% of total customer loans at 31 December 2006. The impact of market conditions on certain exposures held by Capital Markets in its structured securities portfolio is reflected by way of a EUR 39 million writedown in the fair value through the other income category in the income statement rather than provisions.

In the UK division, the provision charge reduced to 0.08% of average loans from 0.13% in 2006 and impaired loans were 1.1% of total customer loans compared with 0.9% at 31 December 2006.

The provision charge in Poland decreased to 0.03% of loans from 0.23% in 2006. Asset quality continues to improve with the ratio of impaired loans as a percentage of customer loans declining to 2.8% from 4.9% at 31 December 2006.

There was a net credit in provisions for liabilities and commitments of EUR 8 million in 2007 compared with a net credit of EUR 15 million in 2006, while provisions for amounts written off financial investments were EUR 1 million in 2007, the same as 2006.




Commentary on results



                         Loans up 23%; deposits up 12%

                          Effective tax rate at 17.6%





Associated undertakings

The profit in 2007 was EUR 128 million compared with EUR 167 million in 2006 and mainly reflects AIB's 24.6% average share of the income after taxation of M&T Bank Corporation and income after taxation from Hibernian Life Holdings Ltd, the joint venture in Life and Pensions with Hibernian. M&T's contribution of US$ 166 million (EUR 120 million) was down 7% relative to the year to December 2006 contribution of US$ 177 million (EUR 141 million). The performance of M&T in 2007 was affected by unprecedented turbulence in the financial markets and in particular, the US residential real estate sector. M&T has taken the necessary actions to appropriately provide for this portfolio. Separate to this, M&T experienced good growth in its commercial and property books and has successfully integrated Partners Trust Financial Group and First Horizon National Corporation branches into the M&T network. The contribution of M&T to AIB Group's 2007 performance was also impacted by a weakening in the US dollar rate relative to the Euro in 2007.

AIB Group profit in 2007 also included EUR 1 million from the disposal of investments in associated undertakings compared with EUR 8 million in 2006.



Balance sheet

Total assets amounted to EUR 178 billion at 31 December 2007 compared to EUR 159 billion at 31 December 2006. Adjusting for the impact of currency, total assets were up 15% and loans to customers were up 23% since 31 December 2006 while customer accounts increased by 12%. Risk weighted assets excluding currency factors increased by 17% to EUR 139 billion.



Risk weighted assets, loans to customers and customer accounts (excluding currency factors)

                                                          Risk weighted        Loans to           Customer
                                                                 assets       customers           accounts
% change December 2007 v December 2006                         % change        % change           % change
AIB Bank Republic of Ireland                                         20              20                  3
Capital Markets                                                      11              30                 23
AIB Bank UK                                                          17              20                 17
Poland                                                               28              39                 26
AIB Group                                                            17              23                 12


Assets under management

Assets under management in the Group amounted to EUR 19 billion at 31 December 2007 compared with EUR 17 billion at 31 December 2006.



Income tax expense

The taxation charge was EUR 442 million, compared with EUR 433 million in 2006. The effective tax rate was 17.6% compared with 16.6% in the year to December 2006. The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions where we operate.




Commentary on results



                             Return on equity 21.8%



Return on equity and return on assets

The return on equity was 21.8%, compared to 29.0% in 2006. The return on assets was 1.21%, compared to 1.63% in 2006.



Capital ratios

A strong capital position was reflected in a Tier 1 ratio of 7.5% and a total capital ratio of 10.1%.



Global market dislocation

In the second half of 2007, debt and equity markets experienced a period of market turmoil. This adjustment was triggered principally by global concerns over exposures to US subprime mortgages and lending. A consequence of this event was the reduction of liquidity in debt markets and an increase in its cost where available. The following commentary outlines the impact on our funding and asset portfolios.



Funding

In conditions where access to term debt is severely curtailed for all banks, AIB is in a relatively strong position. Our activities in the term senior debt and unsecured interbank markets in the first half of 2007 and availability of funding to us since then through a range of current funding programmes has positioned us well. Our most significant source of funding at 48% of our total requirement, is our solid, highly predictable retail and business customer deposit base comprising c. 2 million customers. These deposits, when combined with wholesale funding that matures after the end of June 2008 provide funding that is 94% of our total customer loans. Wholesale funding with a remaining maturity of over 1 year is c 20 billion, representing 78% of total term funding. In addition, at 31 December 2007 we held EUR 31 billion in qualifying liquid assets which supports a significant excess over both the regulatory requirement and our own higher internal policy level. Net unsecured interbank deposits are less than 8% of our total funding. In summary, we have solid, well diversified sources of funding that are sufficient to support our planned business growth. The cost of funding has increased but did not have a significant effect on our 2007 performance.



Asset portfolios

There are three distinct portfolios affected by the market dislocation. Two are managed by Global Treasury and one by Corporate Banking.



Trading portfolio financial assets (managed by Global Treasury)

Global Treasury manages a trading portfolio principally comprising bank bonds and collateralised prime residential mortgage obligations. Asset value writedowns in current markets have been indiscriminate with current mark to market values less than their par values. Where assets are deemed or classified as trading, the accounting convention is to fair value these assets, using bid prices, through other income in the income statement.

Based on quoted prices at 31 December 2007 Global Treasury recorded a second half-year valuation writedown of EUR 92 million in relation to the traded credit portfolio.



Available for sale portfolio (managed by Global Treasury)

Global Treasury also manages the significant majority of AIB's "financial investments available for sale" portfolio of EUR 21 billion. This portfolio consists of high quality assets (also held for liquidity management purposes) that have not suffered impairment. The accounting convention is to fair value these assets through the equity account and not the income statement. We have applied the same approach to valuation as outlined for our trading portfolio financial assets and the writedown to equity across our business is EUR 177 million (after tax) which does not affect our regulatory capital calculation.


Commentary on results



Structured securities portfolio (managed by Corporate Banking)



Our total credit exposure to US subprime mortgages is low. We have two portfolios:

        - US$ 188 million (c 128 million) whole loans/not tranched portfolio

        - US$ 293 million (c 199 million) asset backed securities portfolio

The whole loans were purchased in 2007 from a top US originator and comprise collateral selected by AIB and purchased in April and July after extensive due diligence and are performing well.

The subprime asset backed securities portfolio is marked to model and for 2007 we have taken a charge to income of EUR 25 million (US$ 35 million) which we consider an appropriate market adjustment.

In relation to other asset backed securities, we have taken a charge to income at EUR 3 million in 2007.

Other CDO/CLO exposures total EUR 550 million and for 2007 we have taken a charge to income of EUR 11 million in relation to these exposures. We have no exposure to conduits or structured investment vehicles (SIVs), either directly or through backstop facilities.

The total charge to income reflected in the income statement for the total structured securities portfolio is a EUR 39 million (including the EUR 25 million/US$ 35 million quoted above for the subprime mortgages) mark to model/ market charge in relation to positions held in these portfolios.



The quality of these portfolios remains strong.



To summarise the impacts of market dislocation on our 2007 performance:

Portfolio                      Treatment/Impact                                      Valuation Method

Trading portfolio financial    EUR 92 million writedown reflected in                 Quoted prices(1)
assets                         income statement in H2 2007 in relation to
                               traded credit portfolio


Available for sale portfolio   EUR 177 million (after tax) writedown taken to        Quoted prices(1)
                               equity account

Structured securities          EUR 39 million charge reflected in income statement   Mark to model/market
portfolio                      in H2 2007 (including EUR 25 million /US$ 35 million
                               regarding subprime exposure)


The above charges reflect the accounting convention to fair value these assets and the charges are all unrealised losses



(1) Quoted prices in relation to debt securities and quoted/unquoted prices in relation to equity shares.





             Outlook - low single digit EPS growth expected in 2008



2008 Outlook

Our approach and performance are founded on delivering products and services to a broad base of customers in our diverse geographies and sectors. This focus is expected to underpin solid, predictable revenues that will continue to grow at a faster rate than costs. Asset quality is expected to remain good although bad debt provisions are expected to rise from the very low level in 2007 due to lower economic growth and a more difficult operating environment. Based on these factors, we are targeting low single digit growth in 2008 adjusted basic earnings per share compared to the adjusted basic earnings per share of EUR 205.9c in 2007.


Divisional commentary



AIB Bank Republic of Ireland profit of EUR 1,094 million was up 13%



                 Very strong product volume and revenue growth

                       Cost income ratio decreases to 48%



AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services; Wealth Management and share of Hibernian Life Holdings Limited, AIB's venture with Hibernian Life and Pensions Limited.

                                                                       Year            Year    Underlying
                                                                       2007            2006      % change
AIB Bank Republic of Ireland income statement                          EURm            EURm   2007 v 2006
Net interest income                                                   1,777           1,581            12
Other income                                                            490             434            13
Total operating income                                                2,267           2,015            13
Personnel expenses                                                      716             675             6
General and administrative expenses                                     320             270            19
Depreciation / amortisation                                              52              55            -7
Total operating expenses                                              1,088           1,000             9
Operating profit before provisions                                    1,179           1,015            16
Provisions for impairment of loans and receivables                      104              78            34
Provisions for liabilities and commitments                                -             (4)             -
Amounts written back financial investments for sale                       -             (1)             -
Total provisions                                                        104              73            43
Operating profit                                                      1,075             942            14
Associated undertakings                                                   7              18           -63
Profit on disposal of property                                           12               6            97
Profit before taxation - continuing operations                        1,094             966            13


Against a less buoyant economic backdrop, AIB Bank Republic of Ireland reported a very satisfactory increase in profit before tax of 13% benefiting from well diversified revenue growth and good cost management across the division. Operating income was up 13% and operating expenses were up 9% with the operating income/cost gap at +4%. This strong and profitable performance was built on AIB's continuing progress in developing its product, service and relationship offering for customers - a combination that is building a very differentiated brand in the marketplace. AIB continued to compete aggressively to protect and increase market share through the delivery of market leading products and service standards. Period end loans increased by 20% since 31 December 2006 and customer deposits grew by 3%. Loan demand remained good, with growth in business lending particularly strong. AIB successfully defended its share of the deposit market which saw final SSIA funds maturing. Operating expenses increased by 9% while operating leverage remained positive. Growth of 6% in personnel expenses mainly reflects higher staff numbers and salary inflation. General and administrative expenses were up by 19% with the key cost drivers being higher advertising spend and continuing investment in the branch network and streamlining back-office activities. The strong operating performance resulted in a reduction in the cost income ratio from 49.6% to 48.0%.

AIB Bank Republic of Ireland continues to adopt a conservative approach to credit management and credit quality remains strong with the provision charge for the year to December 2007 at 0.16% of average loans compared with 0.15% in the year to December 2006.

Retail Banking reported another strong year with good growth in business and mortgage lending, while growth in personal lending was impacted by the effect of maturing SSIAs on credit demand. The wealth management proposition was developed further during 2007 and resulted in very strong growth in investment product sales with strong product offerings from both AIB Private Banking and Hibernian Life Holdings. Sales of life and pensions through the bank channel has produced Annual Premium Equivalent ("APE") growth of 34% in the year to December 2007, which represents significant outperformance over the market. Profit growth in AIB Card Services was strong benefiting from good growth in cardholder balances and merchant turnover while AIB Finance & Leasing also reported good growth in average balances with resultant benefit to the revenue line.




Divisional commentary



Capital Markets division profit of EUR 532 million was down 8%. Operating profit up 6%.



     Good operating profit growth after charging significant mark to market writedowns

  Continued strong growth across our international corporate banking business

         Exceptional profit growth across key Investment Banking units

    Strong growth in our Customer Treasury business offset by exceptionally difficult wholesale trading environment



Capital Markets Corporate Banking, Global Treasury and Investment Banking.

                                                                      Year            Year      Underlying
                                                                      2007            2006        % change
Capital Markets income statement                                      EURm            EURm     2007 v 2006
Net interest income                                                    586             490              21
Other income                                                           389             464             -15
Total operating income                                                 975             954               4
Personnel expenses                                                     328             302               9
General and administrative expenses                                    118             123              -2
Depreciation / amortisation                                             14              13              10
Total operating expenses                                               460             438               6
Operating profit before provisions                                     515             516               2
Provisions for impairment of loans and receivables                    (18)               5               -
Provisions for liabilities and commitments                               2               1              91
Amounts written off financial investments available for                  1               2             -63
sale
Total provisions                                                      (15)               8               -
Operating profit                                                       530             508               6
Associated undertakings                                                  -               2               -
Profit on disposal of businesses                                         2              79             -98
Profit before taxation                                                 532             589              -8


Capital Markets profit before taxation of EUR 532 million fell by 8% on 2006(1). Excluding the impact of disposals of businesses and income from associated undertakings, operating profit increased by 6%. This operating profit growth was achieved after incurring mark to market writedowns of EUR 92 million in the second half of 2007 in the traded credit portfolio and writedowns of EUR39 million in the value of the structured securities portfolio, including subprime mortgages. This strong underlying result was driven by significant growth in business volumes, tight cost control and superior credit management.

Corporate Banking continued to experience significant deal momentum during 2007 with profit before provisions up 10% and profit before taxation up by 19%. Loan volumes grew by 30% reflecting strong underlying demand both domestically and across all of the division's international business lines. Asset quality remains strong, reflecting the quality and strength of the division's franchise together with management's vigorous approach to credit management. We have recognised the impact of market dislocation, including downgrades, on the division's structured securities portfolio which includes subprime mortgages by writing down the value of those assets by EUR 39 million.

New corporate banking overseas offices continued to generate additional income streams, leveraging off the division's focus on a small number of core sectors. Margins remain robust and continue to be actively managed against a backdrop of increasingly volatile and competitive markets. The average margin earned on the division's loan portfolio has again increased year on year.

Global Treasury was negatively impacted by the exceptional events experienced in credit and interbank markets during the second half of the year with a break-even profit position recorded in 2007. The traded credit portfolio, comprising principally of bank bonds and collateralised prime residential mortgage obligations, which is subject to mark to market accounting, was written down by EUR 92 million in the second half of 2007 as widening credit spreads impacted market prices across all asset classes. This portfolio has an average life of 2.9 years and management is satisfied the underlying assets will redeem at par value on maturity. Notwithstanding the extent of market volatility, Customer Treasury business generated 35% income growth in Ireland, Britain and Poland, driven by strong core business deal flow, particularly in foreign exchange, derivatives and structured products.

Investment Banking generated exceptional growth with operating profit up 115% on 2006. Asset management continued to be a key income contributor, underpinned by strong growth in volumes and new product initiatives both in Ireland and Poland. In Ireland, stockbroking activities, structured product initiatives, corporate advisory services and financial outsourcing activities all contributed strongly to the exceptional level of growth. The outturn was also buoyed by profit of EUR 40 million from the sale of a trade investment. Excluding this gain, Investment Banking operating profits were ahead of 2006 by 50%.

Total operating expenses increased by 6% while general and administrative costs fell by 2%, reflecting management's continued focus on cost containment. The cost income ratio was 47.1% compared with 45.9% in 2006.





(1) The year to December 2006 included EUR 26 million profit on disposal of business arising from the transfer by Ark Life of the management of certain investment contracts to Aviva, as part of the Ark Life disposal, and also included EUR 51 million arising from the sale of our 50% share of AIB/BNY Security Services Ireland Limited to the Bank of New York Company.




Divisional commentary



AIB Bank UK division profit was up 20% to EUR 452 million



              Strong double digit growth in profit before taxation

                  Cost income ratio improves by 1.8% to 44.1%

    Strong growth in both businesses, driven by success in business banking

                                                                       Year            Year    Underlying
                                                                       2007            2006      % change
AIB Bank UK income statement                                           EURm            EURm   2007 v 2006
Net interest income                                                     685             593            16
Other income                                                            156             154             2
Total operating income                                                  841             747            13
Personnel expenses                                                      257             238             9
General and administrative expenses                                     102              94            10
Depreciation / amortisation                                              12              11             1
Total operating expenses                                                371             343             9
Operating profit before provisions                                      470             404            17
Provisions for impairment of loans and receivables                       18              26           -31
Provisions for liabilities and commitments                                -               -             -
Total provisions                                                         18              26           -31
Operating profit                                                        452             378            20
Profit on disposal of property                                            -               1             -
Profit before taxation                                                  452             379            20


AIB Bank UK reported strong business performance in 2007 with profit before taxation increasing by 20%, built on well managed growth on both sides of the balance sheet, in both First Trust Bank in Northern Ireland and in Allied Irish Bank (GB) in Britain. Loans and deposits increased by 20% and 17% respectively since 31 December 2006, resulting in a net interest income increase of 16%, with customer deposits growing very strongly across both personal and business current accounts, particularly in Britain. This strong growth has been achieved in the context of a continued emphasis on margin management and on maintaining good credit quality. The provision for impairment of loans and receivables was down by EUR 8 million when compared against 2006, representing 0.08% of average loans, compared to 0.13% in 2006 and reflects recoveries of previously provided provisions. Costs increased by 9% reflecting a combination of increased performance-linked remuneration, investment in front line staff and upgrading enterprise technology platforms. Overall cost management remains a key focus, contributing to a further improvement in the cost income ratio from 45.9% to 44.1%.

Allied Irish Bank (GB), which focuses mainly on business banking, reported strong profit growth of 20% to EUR 249 million in 2007. This growth was driven by strong growth in deposit balances, which increased by 23% since 31 December 2006. Strong deposit growth has been a continued feature of Allied Irish Bank
(GB) strategy in recent years. Lending balances increased by 18% since 31 December 2006, complemented by strong levels of loan origination fee income, further contributed to the increase in revenue, with interest margins being well managed and maintained over the year. Costs increased by 12%, reflecting a combination of increasing investment in staff and upgrading of the corporate and business banking technology infrastructure. The strong income growth has been reflected in an improvement in the cost income ratio from 44.1% to 43.3%. The level of bad debt provisioning fell significantly relative to last year, as a result of lower levels of specific provisioning and significant recoveries, resulting in a provision charge of 0.10% of average loans, compared with 0.17% in 2006.

First Trust Bank increased profit before tax by 20% to EUR 203 million, with the profit growth reflecting strong growth in business banking, particularly in the first half of 2007. Loan and deposit balances were up 23% and 8% respectively since 31 December 2006, which together with strong loan origination fee income, drove an increase in net interest income of 16%. Costs increased by 5% reflecting the impact of increased investment in marketing initiatives and also in the corporate and business banking technology infrastructure. The cost income ratio improved significantly from 48.2% to 45.0% reflecting a continued focus on efficiency. Credit quality remained strong with the provision charge of 0.04% of average loans compared with 0.07% in 2006. The period also saw the introduction of a new personal current account "The Plus Account" for First Trust Bank, which offers customers the opportunity of earning credit interest and the opportunity of free transaction banking.




Divisional commentary



Poland division profit was EUR 269 million, up 26%



                          Significant profit increase

                        Very strong loan growth momentum

                       Exceptional growth in mutual funds



Poland Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and Capital Markets' share of certain Investment Banking subsidiaries results are reported in Capital Markets division.

                                                                       Year            Year    Underlying
                                                                       2007            2006      % change
Poland income statement                                                EURm            EURm   2007 v 2006
Net interest income                                                     308             236            27
Other income                                                            371             302            19
Total operating income                                                  679             538            22
Personnel expenses                                                      217             170            24
General and administrative expenses                                     160             120            30
Depreciation / amortisation                                              33              40           -20
Total operating expenses                                                410             330            21
Operating profit before provisions                                      269             208            25
Provisions for impairment of loans and receivables                        2               9           -84
Provisions for liabilities and commitments                              (1)             (2)           -77
Total provisions                                                          1               7           -86
Operating profit                                                        268             201            29
Associated undertakings                                                   1               6           -91
Profit before taxation                                                  269             207            26


AIB Poland division has reported another very strong year's performance with profit before taxation increasing by 26% and operating profit up 29%.This has been achieved through continued momentum across the various business lines of the division, leading to increases in volumes and business activity against a background of significant investment being made to realise strategic objectives.

Total operating income increased by 22% with net interest income increasing by 27%. Demand for credit has been exceptionally strong in 2007 with total loans increasing by 39% since 31 December 2006. Business lending growth of 32% outperformed the growth of business lending in the marketplace. Volume growth is well diversified across the corporate, SME and leasing portfolios. Personal lending continues to grow rapidly with mortgage lending growth of 43% and other personal lending growth of 47%. Customer deposits increased by 26% since 31 December 2006, achieved through balanced growth on both business and personal deposits, supported in particular by a successful marketing campaign in the fourth quarter. Overall deposit margins have improved as interest rates increased during the year.

Other income increased by 19%. Asset management income increased by 66%, driven by increases in balances in mutual funds of 32% and continued favourable portfolio mix. A strong second place in the market has been retained with market share at 16.8%. The brokerage business had an excellent year with higher levels of turnover and successes in the primary market. Business momentum in 2007 has resulted in good growth in foreign exchange, e-business and payments, dividends and fees.

Operating expenses increased by 21%. This reflects the business decision to expand and optimise opportunities in the Polish market place. Branch network development continues with 34 new branches opened in 2007. Personnel expenses growth was 24%, driven by higher staff numbers, higher basic salaries and enhanced incentive schemes. Significant investments are being made in supporting the business, which resulted in general and administrative expenses increasing by 30%. Specifically this includes increased spending on marketing and promoting the brand and strategic products, IT development spend and costs related to branch expansion. The cost income ratio was 60.4%, down from 61.1% in 2006.

Impaired loans as a percentage of total loans continued to show significant improvement with the ratio at 2.8% compared with 4.9% at 31 December 2006. Recoveries throughout the year in a very favourable credit environment have led to an overall provision charge as a percentage of average loans to 0.03% compared with 0.23% in 2006.




Divisional commentary



Group



Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of central services, the contribution from AIB's average share of approximately 24.6% in M&T Bank Corporation ('M&T') and profit on disposal of property.

                                                                                        Year          Year
                                                                                        2007          2006
Group income statement                                                                  EURm          EURm
Net interest income                                                                       62            99
Other income / (loss)                                                                     44          (27)
Total operating income                                                                   106            72
Personnel expenses                                                                        96           117
General and administrative expenses                                                       62            65
Depreciation / amortisation                                                               34            21
Total operating expenses                                                                 192           203
Operating profit/(loss) before provisions                                               (86)         (131)
Provisions for impairment of loans and receivables                                         -             -
Provisions for liabilities and commitments                                               (9)          (10)
Amounts written off financial investments available for sale                               -             -
Total provisions                                                                         (9)          (10)
Operating loss                                                                          (77)         (121)
Associated undertaking                                                                   120           141
Profit on disposal of property                                                            64           358
Construction contract income                                                              55            96
Profit/(loss) on disposal of businesses                                                  (1)             -
Profit before taxation                                                                   161           474


Group reported a profit of EUR 161 million for the year to December 2007 compared with a profit of EUR 474 million in 2006. The result for both years includes profit on disposal of property and construction contract income (see below for detail). The operating loss was EUR 77 million compared with a loss of EUR 121 million in 2006.

Net interest income decreased from EUR 99 million in 2006 to EUR 62 million in 2007. Other income/(loss) includes hedging profits/(losses) in relation to foreign currency translation hedging and hedge volatility (hedging ineffectiveness and derivative volatility). Total income was up from EUR 72 million in 2006 to EUR 106 million in 2007.

Total operating expenses decreased from EUR 203 million in 2006 to EUR 192 million in 2007. A higher depreciation/amortisation charge reflects project and investment spend in recent years.

AIB's share of M&T after-tax profit for 2007 amounted to EUR 120 million. On a local currency basis, M&T's net income of US$ 654 million in 2007 was down 22% while M&T's contribution to AIB of US$ 166 million was down 7% relative to 2006 (US$ 177 million). The differential in percentages was mainly due to the bank's application of IFRS to M&T's US GAAP numbers in 2006 which gave a lower result due to the movement of previously unallocated credit provisions to specific provisions in M&T's books (which were classified as specific provisions under IFRS and reduced the M&T 2006 profit reported in AIB's books by EUR 15 million). The M&T euro contribution to AIB Group performance was impacted by the weakening in the US dollar rate relative to the euro in 2007. M&T's 2007 performance was affected by unprecedented turbulence in the financial markets and in particular, in the US residental real estate sector.

Profit on disposal of property in 2007 includes profit on the sale of 22 branches in the Republic of Ireland (EUR 64 million before tax). Construction contract income of EUR 55 million reflects the profit earned from the development of Bankcentre, based on the stage of completion. Profit on disposal of property in 2006 includes profit on disposal of the existing Bankcentre building (EUR 256 million before tax), profit on the sale of 11 branches in the Republic of Ireland (EUR 73 million before tax) and profit on disposal of Donnybrook House (EUR 29 million before tax). Construction contract income of EUR 96 million reflects the profit earned from the new development at Bankcentre, based on the stage of completion.




Basis of preparation


There are no significant changes to the accounting policies described on pages 47 to 61 in the 2006 Annual Report.



Notes to the accounts



Notes to the accounts can be found on the AIB Group website at www.aibgroup.com/ investorrelations



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)


Date  20 February, 2008                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.